



"One of my earliest memories is of my Dad and me sitting on the kitchen floor. We were cleaning up an old car starter motor. His idea was to mount it on my little red pedal tractor. He was way ahead of his time with that idea – electric riding toys are everywhere today – that was over 60 years ago and it sure made an impression on me!"

John McMillian
Founder & CEO



Problem: *Range Anxiety*

Range Anxiety is worry on the part of a person driving an electric car that the battery will run out of power before the destination or a suitable charging point is reached.

"Range anxiety is often cited as the most important reason why many are reluctant to buy electric cars."





Can I Get home?
What if I run out of power?
Where do I find a Level II
Charging Station?







As reported by:

USA TODAY | Discovery Channel | gizmag | knox news. | Electric Vehicles Research | YAHOO! | Autos CheatSheet | WBIR.COM | Caribbean Journal

We make electric vehicles cool by providing a
high performance, three-wheeled, three-passenger,
all-electric commuter car that's convenient, economical,
pollution free, safe, and fun to drive.



Solution: *the Defiant EV³ Roadster*™

The typical vehicle used for commuting is parked 95% of the time.



A simple 120-volt outlet is all you need for our electric roadster to have a range of up to 200 miles per day!



The pollution free Defiant EV³ Roadster*™
    Standard 120-volt outlet *(home & work)*
    8 hour recharge *(3X faster than a Leaf)*
    Daily Range 200+ miles
    70+ MPH
    Price $24,950 *(Net $19,950 After Tax Rebate)*
    Each Roadster saves 30 barrels of crude oil/year





What About Level II Charging?



100% Charge

*The Defiant recharges in ½ the time
from Level II Charging Stations*

50% Charge

The Special Sauce:

Lightweight, aerodynamic, less rolling resistance

More than 2X as efficient as a Leaf



Technology Validation: *Why don't we need $100,000,000?*

Assembling Motorcycles; *Not Building Cars!*

- Meet/Exceed All Autocycle Safety Regulations
- No Government Crash Testing

Québec Advanced Transportation Institute (ITAQ)

- Leveraging Existing Technology
- Manufacturing Scalability
- Basic CAD Complete
- 95% Fewer Parts
- Molds Built
- IP > $1M

Cost to Manufacture

- Low Volume: $18,750/unit
- Gross Margin: $6,200/unit





Market: *"Eco-Sports Car Buyers"*, Fleets, & Agencies

Eco-Sports Car Buyer:

Daily Commute:	**<50 miles**
Gender:	**75% male**
Age:	**35 to 55**
Location:	**Suburban/Urban**
Family Income:	**$65k to $125k**
Occupation:	**White & Blue Collar**
Education:	**Technical School/College**

Fleets & Agencies:

Corporate Fleets and Resort Rental Car Agencies



Market: Size and Go-to-Market Strategy

Initial Obtainable U.S. Market at Startup: 6,000+ units per year

Go-to-Market Strategy: Assembly Factory ➡ Nonexclusive Dealer Network & Service Centers

| Start-up: Year 0 to 1.5 | Ramp-up: Year 1.5 to 3.5 | Growth: Year 3.5+ |



Assembly Facility:
To be established in vacant car dealership.

Showroom   Inventory   Assembly



IDTechEX projects $10.5B market for 3-wheeled EVs by 2025.

Market: Competitive Matrix



FACTOR	Defiant EV3	STRENGTH	WEAKNESS	Morgan	Arcimoto Fun	Solo	IMPORTANCE TO CUSTOMER
Image and Style		✔					High
Price (MSRP)	$24,950	✔		$44,000+	$19,900	$16,000+	High
Occupancy	Seats 3	✔		Seats 1	Seats 2	Seats 1	Medium
Classification	Autocycle	✔		Motorcycle	Motorcycle	Motorcycle	Medium
0 to 60 MPH	8 Seconds	✔		7 Seconds	8 Seconds	8 Seconds	Medium
Range	100+ Miles	✔		120 Miles	80 Miles	100 Miles	High
Energy Used @ 40 MPH	100 WH/Mile	✔		225 WH/M (Est)	225 WH/M (Est)	150 WH/M (Est)	Low
Recharge @ 120V	8 Hours (200+ miles daily range.)	✔		14 Hours	8 Hours	10 Hours (Est)	High
Recharge @ Level II	3 hours	✔		5 hours	4 hours	3 Hours	High
Service	Establishing Nationwide Dealership	✔		Dealership (14 in U.S)	None	None	High



Market: Traction and Validation

With Less Than $1000 in Paid Advertising:

- 1000+ Facebook Followers
- 2500+ LinkedIn Network
- 630+ Followers on YouTube – with 500,000+ views
- 1200+ Newsletter Subscribers

120+ Customers on wait list; $2.9M pre-orders









Financial Analysis



Beginning with first year of production.
Lower costs are factored in to account for increased
production economies of scale and lower component costs.



Executive Summary: Team Shockwave

Leadership Team:



John McMillian
Founder & CEO
Decades of experience with electric vehicles, leadership, & transportation.



Normand Rheault
Cofounder & HR Manager Consultant at Hyundai Motors Canada, & Rolls-Royce Limited.



Carrie Fair
Cofounder & Media Relations, sales, & social media.



John Felder
(Advisor) CEO at Cayman Automotive and Premier Automotive Export.



Richard Otness
(Mentor) MBA Harvard, operations & industrial engineering.



Thom Reed
Spokesperson Founder International Model & Artist Group "Miami Models" (South Beach) & Paraween Entertainment.

Fabrication Team:



Richard Webb
Master Fabricator

Andrew Crider
Fabricator





Executive Summary: Milestones/Validation/Funding

Milestones:

- $2.9+M in pre-orders
- Third Prototype = MVP
- SAE Certified
- Automotive Supplier Agreements
- $1M+ IP Generated by ITAQ

Validation:

- 2019 National Cleantech Open Competition: *Top Ten Finalist*
- 2018 Cleantech Open Accelerator: *Southeast Region Winner*
- 2017 TiECon Detroit: *Excellence in Entrepreneurship Award*
- 2016 IDTechEx: *Most Significant Innovation in EVs*
- 2016 Featured on Discovery Channel's *"All-American Makers"*

Investments:

$395K – founders, in-kind services, sponsorships, and pitch contests



Looking Forward

Seeking additional funds to establish the assembly facility, dealer network, & begin production in the next 12 to 18 months.



Use of Funds

- Inventory 37%
- Mfg. Labor 14%
- Engineering 13%
- Marketing 7%
- Office Labor 13%
- Establish Factory 16%





Exit Scenario Options



Management Buy Out

Share Buy Back

Merger and Acquisition

Initial Public Offering

EV Companies

    

| BYD Company | Tesla, Inc. | General Motors | Electra Meccanica | Zero Motorcycle |

John McMillian, CEO
Shockwave Motors, Inc.
John.McMillian@ShockwaveMotors.com